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         FOR IMMEDIATE RELEASE


             ITW SUCCESSFULLY COMPLETES FOILMARK TENDER OFFER

         GLENVIEW, Ill., May 18, 2001 -- Illinois Tool Works Inc. (NYSE:
ITW) announced today it has successfully completed its cash tender offer to purchase all outstanding shares of Foilmark, Inc. (NASDAQ: FLMK).

         Based on information provided by American Stock Transfer & Trust Company, acting as Depositary for the Offer, 7,940,375 shares of Foilmark representing more than 97% of all outstanding shares, were validly tendered and not withdrawn as of 12:00 midnight, New York City time, on May 17, 2001, the expiration date of the tender offer (including 4,593 shares subject to guarantee of delivery), all of which will be accepted by Dudley Acquisition Inc., a wholly owned subsidiary of ITW. Payment for shares properly tendered and accepted will be made as promptly as practical and, in the case of shares tendered by guaranteed delivery procedures, promptly after delivery of shares and required documentation.

         ITW will acquire the remaining shares of Foilmark through a merger in which each share of Foilmark common stock will be converted into the right to receive $6.36 in cash, the same consideration paid for shares in the tender offer, subject to dissenters' rights.

         Foilmark, Inc. designs, manufactures and markets hot stamp foil (pigment, metallic, holographic and gravure printed), holographic security products, holographic packaging products and pad printing machines and consumables worldwide.

         ITW is a $10 billion diversified manufacturer of highly engineered components and industrial systems. The company consists of approximately 600 decentralized operations in 43 countries and employs 55,300 people.


Contact: John Brooklier, Vice President, Investor Relations
                                 Telephone: (847) 657-4104